GeoVax Labs, Inc.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

September 23, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	GeoVax Labs, Inc. Registration Statement on Form S-1 (File No. 333-239958)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, GeoVax, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-239958) filed with the U.S. Securities and Exchange Commission on July 20, 2020, as amended, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on Thursday, September 24, 2020, or as soon thereafter as practicable.

If you have any questions or comments, please contact me or if you prefer, you may contact our counsel, Clark Fitzgerald of Womble Bond Dickinson (US) LLP, by telephone at (404) 879-2455, or by email at clark.fitzgerald@wbd-us.com.

Very truly yours,

GeoVax Labs, Inc.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer